Dear Ms. Linda Cvrkel,

On behalf of China Automotive Systems, Inc. (the “Company” or “CAAS”), we hereby respond to the comments of the Securities and Exchange Commission (the “Commission”) set forth in its letter to Hanlin Chen dated March 7, 2007.

Annual Report on Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2312
2005 Versus 2004, page 31

Selling Expenses, page 33

1.
We note your responses to our prior comments 1 and 2 and request that you include additional disclosure in future filings to clarify why although both warranty and 3-R guarantee expenses represent warranty expense, the expenses are classified differently as selling and general and administrative expenses, respectively. Given that 3-R guarantees are paid to auto manufacturers in advance and such amounts are used for warranty expenses related to parts which you supply, it is unclear to us why such you classify these expenses as marketing under general and administrative expenses rather than as selling expense with your general warranty expense. Please expand your disclosure in future fillings to clarify your accounting for these two expenses and why you believe your classification of these expenses is appropriate. Please provide us with your proposed disclosure in your response.

Response to Item 1

Both warranty and 3-R guarantee expenses are general warranty expenses under selling expenses. Our prior classification is not appropriate. As a matter of fact, we have corrected such in Form 10-Q for the quarter ended September 30, 2006. Please see Note 15 of the Form 10-Q for the quarter ended September 30, 2006. We will also correct such in our annual report on Form 10-K for the year ended December 31, 2006 to classify these two expenses into general warranty expenses under selling expenses.

Date: March 12, 2007

By: /s/ HANLIN CHEN

Hanlin Chen

President and Chief Executive Officer